UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2017

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2017

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department,
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Bank of Tokyo-Mitsubishi UFJ: Changes of Representative Directors

Tokyo, May 24, 2017 — The Bank of Tokyo-Mitsubishi UFJ, Ltd., a subsidiary of Mitsubishi UFJ Financial Group, Inc., today announced changes of Representative Directors as shown in the attached.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Corporate Communications Division

Media Relations Office

81-3-3240-7651

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Changes of Representative Directors

Tokyo, May 24, 2017 — The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) announced a press release on May 15, 2017 titled “Changes of Directors”, those new appointing directors who are planned to be elected as of June 28, 2017. However, BTMU hereby announces the following changes of Representative Directors and retiring of Director.

1. Changes of Representative Directors (as of June 14, 2017)

Name	New Position	Current Position
Takashi Oyamada	Director	President & CEO (Representative Director)

Kanetsugu Mike	President & CEO (Representative Director)	Deputy President

2. Retiring Director (as of June 28, 2017)

Name	New Position	Current Position
Takashi Oyamada	Retiring	Director

*	Takashi Oyamada will be appointed a Senior Advisor of The Bank of Tokyo-Mitsubishi UFJ, Ltd., a subsidiary of Mitsubishi UFJ Financial Group, Inc., as of June 28, 2017.

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